Exhibit 99.1

Execution Version

November 2, 2022

Alexander C. Kinzler
671 Puuikena Drive
Honolulu, HI 96821

Re:	Barnwell Industries, Inc.

Dear Mr. Kinzler:

This letter agreement is intended to memorialize the understandings and agreements that we have reached with you relating to, among other things, the composition of the Board of Directors (the “Board”) of Barnwell Industries, Inc., a Delaware corporation (the “Company”).

We have successfully reached the following agreements:

1.     The Board and any applicable committees of the Board shall take all necessary actions to nominate you to stand for re-election to the Board at the 2023 Annual Meeting and each successive Annual Meeting until the Termination Date.  In addition, you consent to being named by the Company as a nominee for election to the Board in any applicable proxy statement, proxy card or other solicitation materials of the Company in relation to any Stockholder Meeting prior to the Termination Date.

2.     Until the Termination Date, you will appear in person or by proxy at each Stockholder Meeting and will vote or cause to be voted (including in any action by written consent) all shares of the Common Stock beneficially owned, or deemed to be beneficially owned (as determined under Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended), and entitled to vote as of the applicable record date, by you: (i) in favor of the slate of directors recommended by the Board, (ii) against the removal of any of the Company’s directors, and (iii) otherwise in accordance with the Board’s recommendations with respect to any other proposals submitted to the stockholders of the Company; provided, however, that this Section 2 shall automatically terminate if a majority of the Board becomes comprised of directors who are not serving on the Board as of the date of this letter agreement (the “Current Board”); provided, further, that any member of the Board whose election or nomination for election by the Company’s stockholders was approved by a vote of at least a majority of the directors then comprising the Current Board shall be considered as though such individual were a member of the Current Board, but excluding, for this purpose, any such individuals whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a person or entity other than the Board.

3.     The term of this letter agreement will commence on the date hereof and will terminate on the date immediately following the conclusion of the 2024 Annual Meeting (the “Termination Date”); provided, however, that if the shares of Common Stock you beneficially own, or deem to be beneficially own (as determined under Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) in the aggregate falls below 5.0% of the outstanding shares of Common Stock (based on the current outstanding number of such shares and subject to adjustment for stock splits, reclassification, combinations and similar adjustments), this letter agreement shall then immediately terminate.

Letter Agreement
November 2, 2022

4.    Each party to this letter agreement will be entitled to specifically enforce the covenants and other agreements of the other party or parties contained herein and to obtain injunctive relief restraining the other party or parties from breaching or threatening to breach this letter agreement.

5.     Certain Defined Terms.

a.          “Annual Meeting” means the annual meeting of stockholders of the Company in the year specified and any adjournments, postponements, reschedulings and continuations thereof and any other meeting of stockholders called or held in lieu thereof.

b.          “Stockholder Meeting” means each annual meeting or special meeting of stockholders of the Company and any meeting or action by written consent of the Company’s stockholders called or held in lieu thereof, and any adjournments, postponements, reschedulings and continuations thereof.

c.          “Common Stock” means the Company’s common stock, par value $0.50 per share.

6.     This letter agreement contains the entire agreement between the parties and supersedes all other prior agreements and understandings, both written and oral, between the parties hereto with respect to the subject matter hereof. No modifications of this letter agreement can be made except in writing signed by an authorized representative of each of the parties.

7.     This letter agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement. Signatures to this letter agreement transmitted by electronic mail in “portable document format” (.pdf) or by other electronic means shall have the same effect as physical delivery of the paper document bearing the original signature.

8.     If any provision of this letter agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this letter agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Any provision of this letter agreement held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable. The parties further agree to use their commercially reasonable best efforts to replace such invalid or unenforceable provision of this letter agreement with a valid and enforceable provision that will achieve, to the extent possible, the purposes of such invalid or unenforceable provision.

9.     This letter agreement and all disputes or controversies out of or related to this letter agreement shall be deemed to be made under the laws of the State of Delaware and for all purposes shall be governed by, and construed in accordance with, the laws of such State applicable to contracts to be made and performed entirely within such State, without reference to conflicts of laws principles.

* * * * * *

If the foregoing accurately sets forth our agreements, please sign this letter agreement as indicated below.

Sincerely,

BARNWELL INDUSTRIES, INC.

By:	/s/ Russell Gifford
Name: Russell Gifford
Title: EVP & Chief Financial Officer

Address for Notices for the Company:

Barnwell Industries, Inc.
Attn: Russell Gifford
1100 Alakea Street, Suite 500
Honolulu, Hawaii 96813

ACKNOWLEDGED AND AGREED:

/s/ Alexander C. Kinzler
Alexander C. Kinzler, Individually

Address for Notices for Mr. Kinzler

671 Puuikena Drive
Honolulu, HI 96821